December 22, 2011
Securities and Exchange Commission
Attn: Filing Desk, Stop 1-4
450 Fifth Street, N.W
Washington, DC 20549

RE:	Rule 17f-2
PNC Advantage Funds
Registration No. 811-04416, CIK No. 0000778202
Ladies and Gentlemen:
On behalf of our client, PNC ADVANTAGE FUNDS, we are filing electronically one copy of the EDGARized version of our examination report dated November 23, 2011, submitted pursuant to the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of November 30, 2009.
Yours truly,
/s/ Rajan Chari
Rajan Chari
Partner
Enclosure

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Trustees of PNC Advantage Fund (formerly Allegiant Advantage Fund):
We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that the PNC Advantage Fund (formerly Allegiant Advantage Fund), including Advantage Institutional Government Money Market Fund, Advantage Institutional Money Market Fund, formerly known as Advantage Institutional Money Market Fund, and Advantage Institutional Treasury Money Market Fund (the “Funds”), complied with the requirements of subsections (b) and (c) of rule 17f-2 under the Investment Company Act of 1940 (“the Act”) as of November 30, 2009, and as to Advantage Institutional Money Market Fund from August 31, 2009 (the date of our last examination) through November 30, 2009, and as to Advantage Institutional Government Money Market Fund and Advantage Institutional Treasury Money Market Fund from October 1, 2009 (commencement of operations) through November 30, 2009. Management is responsible for the Funds’ compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Funds’ compliance based on our examination.
Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants, as adopted by the Public Company Accounting Oversight Board (United States), and, accordingly, included examining, on a test basis, evidence about the Funds’ compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of November 30, 2009, and with respect to agreement of security purchases and sales, for the period from August 31, 2009 (the date of our last examination) through November 30, 2009:
•	Confirmation of all securities held by institutions in book entry form on behalf of the Custodian by The Depository Trust Company, Citigroup and The Federal Reserve Bank of Boston;

•	Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees and/or transfer agents;

•	Reconciliation of all such securities to the books and records of the Funds and the Custodian;

•	Confirmation or verification of the subsequent settlement to cash records provided by the Custodian of all repurchase agreements with brokers/banks and reconciliation of underlying collateral to the Funds’ records; and

•	Agreement of two security purchases since our last report from the books and records of the Funds to trade authorizations provided by the Custodian.
We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds’ compliance with specified requirements.
In our opinion, management’s assertion that the Funds complied with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of November 30, 2009, and as to Advantage Institutional Money Market Fund from August 31, 2009 (the date of our last examination) through November 30, 2009, and as to Advantage Institutional Government Money Market Fund and Advantage Institutional Treasury Money Market Fund from October 1, 2009 (commencement of operations) through November 30, 2009, with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.
This report is intended solely for the information and use of management and the Board of Trustees of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.
/s/ DELOITTE & TOUCHE LLP
Chicago, Illinois
November 23, 2011

Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940
We, as members of management of the PNC Advantage Fund (formerly Allegiant Advantage Fund), including Advantage Institutional Government Money Market Fund, Advantage Institutional Money Market Fund, formerly known as Advantage Institutional Money Market Fund, and Advantage Institutional Treasury Money Market Fund (the “Funds”) are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, “Custody of Investments by Registered Management Investment Companies,” of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds’ compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of November 30, 2009, and as to Advantage Institutional Money Market Fund from August 31, 2009 (the date of our last examination) through November 30, 2009, and as to Advantage Institutional Government Money Market Fund and Advantage Institutional Treasury Money Market Fund from October 1, 2009 (commencement of operations) through November 30, 2009.
Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of rule 17f-2 under the Investment Company Act of 1940 as of November 30, 2009, and as to Advantage Institutional Money Market Fund from August 31, 2009 (the date of our last examination) through November 30, 2009, and as to Advantage Institutional Government Money Market Fund and Advantage Institutional Treasury Money Market Fund from October 1, 2009 (commencement of operations) through November 30, 2009, with respect to securities reflected in the investment account of the Funds.

/s/ Kevin McCreadie
Kevin A. McCreadie, President

/s/ John Kernan
John Kernan, Treasurer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM N-17f-2
Certificate of Accounting of Securities and Similar
Investments in the Custody of
Management Investment Companies
Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number:	Date examination completed:

811-04416 (PNC Advantage Funds)	November 23, 2011
2.	State identification Number:

AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):
3. Exact name of investment company as specified in registration statement: PNC ADVANTAGE FUNDS
4. Address of principal executive officer (number, street, city, state, zip code):

Two Hopkins Plaza, Baltimore, MD 21201